Exhibit 99.1





news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FINANCIAL FEDERAL CORPORATION REPORTS FOURTH QUARTER AND FISCAL YEAR 2005 RESULTS

Fourth Quarter
- *Record Net Income - $9.6 million (17% increase)*
- *Record Diluted EPS - $0.55 (15% increase)*
- *Record Receivables Originations - $307 million (33% increase)*
- *Loss Ratio - 0.04% (annualized)*

Fiscal Year 2005
- *Net Income - $36.7 million (18% increase)*
- *Record Diluted EPS - $2.11 (23% increase)*
- *Record Finance Receivables Outstanding - $1.67 billion (14% growth)*

NEW YORK, NY: September 28, 2005 - Financial Federal Corporation (**NYSE: FIF**) today announced results for its fourth quarter and fiscal year ended July 31, 2005. Net income for the quarter was $9.6 million, a 17% increase from the $8.2 million earned in the fourth quarter of fiscal 2004. Diluted earnings per share increased by 15% to $0.55 from $0.48. Finance receivables originated during the quarter were $307 million compared to $231 million in the fourth quarter of fiscal 2004.

For fiscal 2005 and 2004, net income was $36.7 million and $31.2 million, respectively, an 18% increase. Diluted earnings per share increased by 23% to $2.11 from $1.72. Diluted earnings per share increased by a higher percentage than net income because of our repurchase of 1.5 million shares of common stock in April 2004. Finance receivables originated increased by 35% to $1.07 billion from $0.79 billion. Finance receivables outstanding grew 14% to $1.67 billion at July 31, 2005 compared to $1.46 billion at July 31, 2004.

Paul R. Sinsheimer, CEO, commented: "We are deeply moved by the devastation from Hurricanes Katrina and Rita and we extend our sympathy to those affected. With a major operations center in Houston, TX, we are in a position to assist construction, transportation and waste contractors rebuild the Gulf region. At July 31, 2005, about $30 million of our finance receivables were from customers located in areas of the Gulf affected significantly by the hurricanes. Based on our continuing assessment of the status of these receivables, it appears that any losses will be relatively small. However, I stress our assessment is evolving and our expectation of losses may change.

Our fourth quarter and fiscal year 2005 were outstanding. Our operating results, including organic growth of 4.7% in receivables outstanding in the fourth quarter, exceeded our expectations. Our current optimism is tempered by continuing increases in short-term interest rates and energy costs and the potential effects of the hurricanes."

Steven F. Groth, CFO, remarked: "Fiscal 2005 was a successful year. We raised a record $500 million of new financings, finance receivables increased a record $205 million, asset quality is outstanding and we initiated a quarterly dividend. Our levels of liquidity and leverage allow for continued strong growth."

Asset Quality Measures
Asset quality remained strong in the fourth quarter of fiscal 2005:

- Net charge-offs were $0.2 million or 0.04% (annualized) of average finance receivables compared to $0.1 million and 0.03% in the third quarter, and $1.4 million and 0.38% in the fourth quarter of fiscal 2004.
- Non-performing assets were 1.52% of finance receivables at July 31, 2005 compared to 1.67% at April 30, 2005 and 2.22% at July 31, 2004.
- Delinquent receivables (60 days or more past due) were 0.61% of total receivables at July 31, 2005 compared to 0.70% at April 30, 2005 and 1.03% at July 31, 2004.

For fiscal 2005 and 2004, net charge-offs were $1.4 million or 0.09% of average finance receivables and $9.5 million or 0.67%, respectively.

Other Financial Highlights
- Net interest margin declined to 5.17% in the fourth quarter from 5.78% in the prior year. The decline reflects increased interest expense caused by higher short-term market interest rates. Net interest margin was 5.37% for fiscal 2005 compared to 5.93% for fiscal 2004.
- The provision for credit losses declined to $0.2 million in the fourth quarter from $1.9 million in the prior year. The decline reflects significantly lower net charge-offs. The provision was $1.5 million for fiscal 2005 compared to $9.8 million for fiscal 2004.
- Salaries and other expenses declined to $5.4 million in the fourth quarter from $5.8 million in the prior year. The decline reflects costs savings from lower non-performing assets. The efficiency ratio improved to 25.2% from 27.4% and the expense ratio improved to 1.30% from 1.58%. Salaries and other expenses were $21.5 million for fiscal 2005 compared to $23.5 million for fiscal 2004. The efficiency ratios were 25.9% and 27.8% and the expense ratios were 1.39% and 1.65% for fiscal 2005 and 2004, respectively.
- Return on equity for the fourth quarter improved to 11.30% from 10.92% in the prior year, and was 11.35% for fiscal 2005 compared to 10.06% for fiscal 2004.
- Return on assets for the fourth quarter improved to 2.35% from 2.26% in the prior year, and was 2.35% for fiscal 2005 compared to 2.16% for fiscal 2004.

Conference Call
The Company will host a conference call tomorrow, September 29, 2005, at 11:00 a.m. (ET) to discuss its fourth quarter and fiscal 2005 results. The call will be broadcast on the Company's website www.financialfederal.com (click on Investor Relations).

About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit the Company's website at www.financialfederal.com.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's most recent reports filed on Forms 10-K and 10-Q with the Securities and Exchange Commission identifying such risks and uncertainties.

CONTACT: Steven F. Groth, Chief Financial Officer
                    (212) 599-8000

CONSOLIDATED INCOME STATEMENTS
(In thousands, except per share amounts)

	Three months ended July 31, *		Years ended July 31,	
	2005	**2004**	**2005**	**2004**
Finance income	$34,366	$29,465	$126,643	$118,305
Interest expense	13,116	8,447	43,748	33,900
Net finance income before provision for credit losses on finance receivables	21,250	21,018	82,895	84,405
Provision for credit losses	150	1,850	1,500	9,800
Net finance income	21,100	19,168	81,395	74,605
Salaries and other expenses	5,352	5,764	21,477	23,458
Income before income taxes	15,748	13,404	59,918	51,147
Provision for income taxes	6,136	5,193	23,266	19,957
Net Income	**$ 9,612**	**$ 8,211**	**$36,652**	**$31,190**
Earnings per common share:				
Diluted	**$0.55**	**$0.48**	**$2.11**	**$1.72**
Basic	0.56	0.49	2.15	1.75
Number of shares used:				
Diluted	17,462	17,159	17,384	18,123
Basic	17,092	16,853	17,010	17,784

* unaudited

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

July 31,	2005	2004
ASSETS		
Finance receivables	$1,666,079	$1,460,909
Allowance for credit losses	(24,225)	(24,081)
Finance receivables - net	1,641,854	1,436,828
Cash	8,456	6,981
Other assets	11,535	20,109
TOTAL ASSETS	$1,661,845	$1,463,918
LIABILITIES		
Debt	$1,259,700	$1,093,700
Accrued interest, taxes and other liabilities	60,031	66,328
Total liabilities	1,319,731	1,160,028
STOCKHOLDERS' EQUITY	342,114	303,890
TOTAL LIABILITIES AND EQUITY	$1,661,845	$1,463,918